FORM 6-K


S E C U R I T I E S   A N D   E X C H A N G E   C O M M I S S I O N
                     Washington, D.C. 20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
            Under the Securities Exchange Act of 1934

          For the quarterly period ended June 30, 2002
                Commission file number 333-77633


               CAPITAL ENVIRONMENTAL RESOURCE INC.
     (Exact name of registrant as specified in its charter)


                       1005 Skyview Drive
              Burlington, Ontario, Canada  L7P 5B1
            (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F ____X_______    Form 40-F ___________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
___________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
___________

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ___________     No ____X_______





               CAPITAL ENVIRONMENTAL RESOURCE INC.


                        INDEX TO FORM 6-K
            FOR THE THREE MONTHS ENDED JUNE 30, 2002

PART 1    FINANCIAL INFORMATION
          Financial Statements
          Consolidated Balance Sheets as at June  30,  2002  and December
          31, 2001.........................................................................................................        4

          Consolidated Statements of Operations and Comprehensive Income
          (Loss) for the three month periods and/or six month periods
          ended June 30, 2002 and 2001...................................................................        6

          Consolidated Statements of Stockholders Equity for the six month
          period ended June 30,2002.........................................................................         7

          Consolidated Statements of Cash Flows for the six month periods
          ended June 30, 2002 and 2001...................................................................        8

          Notes to Consolidated Financial Statements...........................................        9

          Management's Discussion and Analysis of Financial Condition and
          Results of Operations..................................................................................       17

          Quantitative and Qualitative Disclosures about  Market Risk..............       29


PART II   OTHER INFORMATION

          Legal Proceedings......................................................................................       29

          Defaults Upon Senior Securities.............................................................       30


          SIGNATURES..............................................................................................       31


                    FORWARD LOOKING STATEMENTS

      Certain statements included in this Form 6-K, including, without limitation, information appearing under, "Management's Discussion and Analysis of Financial Condition and Results of Operations", are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties. Factors set forth under the caption "Risk Factors" in the Companys Annual Report on Form 20-F filed with the SEC could affect the Companys actual results and could cause the Companys actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Report on Form 6-K.

               CAPITAL ENVIRONMENTAL RESOURCE INC.
                   CONSOLIDATED BALANCE SHEETS
                  (In thousands of U.S. dollars)

                                                            As at        As at
                                                           June 30,   December 31,
                                                             2002        2001
                                                          ___________  ___________
                                                          (unaudited)   (audited)
                              ASSETS

Current assets
 Cash and cash equivalents                                  $  1,708     $  2,469

 Accounts receivable - trade (net of allowance for doubtful
  accounts of $205; December 31, 2001 - $507)                 14,835       10,620

 Prepaid expenses and other current assets                     1,793        4,340
                                                          ___________  ___________

Total current assets                                          18,336       17,429

Property and equipment, net                                   57,633       36,708

Goodwill                                                      71,736       54,489

Other intangibles and non-current asseets (Note 4)             4,249        2,026

                                                          ___________  ___________
Total assets                                                $151,954     $110,652
                                                          ===========  ===========













   See accompanying Notes to Consolidated Financial Statements

                CAPITAL ENVIRONMENTAL RESOURCE INC.
                    CONSOLIDATED BALANCE SHEETS
                  (In thousands of U.S. dollars)

                                                                      As at        As at
                                                                    June 30,    December 31,
                                                                      2002         2001
                                                                  ___________  _____________
                                                                  (unaudited)    (audited)

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
 Accounts payable                                                  $    4,442    $   3,369

 Accrued expenses and other current liabilities                        12,369        8,002

 Current portion of long-term debt (Note 5)                                66          256

 Current portion of capital lease obligations                           1,196          798
                                                                   ___________  ____________

Total current liabilities                                              18,073       12,425

Long-term debt  (Note 5)                                               46,796       50,973

Capital lease obligations                                               2,403        1,341

Deferred tax liability                                                  4,331            -
                                                                   ___________  ____________
                                                                       71,603       64,739
                                                                   ___________  ____________
Contingencies (Note 6)

Stockholders' Equity
 Common Stock: unlimited stock without par value                      113,580       85,173
    authorized; 35,181,148 issued and outstanding (Note 7(a))

 Options and warrants (Note 7(b))                                       1,192          851

 Accumulated other comprehensive loss                                    (792)      (4,306)

 Deficit                                                              (33,629)     (35,805)
                                                                   ___________  ____________
Total stockholders' equity                                             80,351       45,913
                                                                   ___________  ____________
Total liabilities and stockholders' equity                            151,954      110,652
                                                                   ===========  ============




   See accompanying Notes to Consolidated Financial Statements

                 CAPITAL ENVIRONMENTAL RESOURCE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
  (In thousands of U.S. dollars; except share and per share amounts)
                             (unaudited)

                       STATEMENTS OF OPERATIONS

                                                         Three Months Ended      Six Months Ended
                                                              June 30                June 30
                                                         __________________     __________________
                                                           2002      2001         2002      2001
                                                         ________  ________     ________  ________
Revenues                                                 $ 25,412  $ 23,693     $ 45,267  $ 49,531
Operating expenses:
   Cost of operations                                      15,840    16,278       28,385    33,709
   Selling, general and administrative                      4,331     3,575        7,800     7,991
   Depreciation and amortization                            2,406     2,222        4,261     4,950
   Costs and provisions for losses related to sale of
      U.S. assets                                               -     1,745            -     5,034
   Foreign exchange gain                                   (1,464)   (1,421)      (1,441)     (286)
                                                         ________   _______     ________  ________
Income (loss) from operations                               4,299     1,294        6,262    (1,867)

Interest and financing expense                              1,955     2,413        3,356     5,907
                                                         ________   _______     ________  ________
Income (loss) before income taxes                           2,344    (1,119)       2,906    (7,774)

Income tax provision                                          501         -          730       687
                                                         ________   _______     ________  ________
Net income (loss) for the period                         $  1,843   $(1,119)    $  2,176  $ (8,461)
                                                         ========   =======     ========  ========
Basic net income (loss) per common share                 $   0.05   $ (0.16)    $   0.07  $  (1.18)
                                                         ========   =======     ========  ========
Diluted net income (loss) per common share               $   0.05   $ (0.16)    $   0.06  $  (1.18)
                                                         ========   =======     ========  ========
Weighted average number of common
  shares outstanding (Note 8)

   Basic                                               35,044,792  7,196,627   29,652,241 7,196,627
                                                       ==========  =========   ========== =========
   Diluted                                             36,372,237  7,196,627   33,793,149 7,196,627
                                                       ==========  =========   ========== =========

              STATEMENTS OF COMPREHENSIVE INCOME (LOSS)


Net income (loss) for the period                         $  1,843   $ (1,119)   $   2,176 $  (8,461)


Other comprehensive income (loss) -
  foreign currency translation adjustments                  3,502      1,325        3,514      (332)
                                                         ________   ________    _________ _________
Comprehensive income (loss)                              $  5,345   $    206    $   5,690 $  (8,793)
                                                         ========   ========    ========= =========



     See accompanying Notes to Consolidated Financial Statements

               CAPITAL ENVIRONMENTAL RESOURCE INC.
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (In thousands of U.S. dollars)
                           (unaudited)

                                                                Six Months Ended June 30, 2002
                                    _________________________________________________________________________________
                                                                               Accumulated
                                                              Options             other                    Total
                                        Common    Preferred     and           comprehensive            stockholders'
                                        Stock       Stock    warrants             loss        Deficit     equity
                                     __________  ___________ __________  ___________________ _________ _____________
Balance at December 31, 2001          $  85,173    $       -  $     851        $   (4,306)   $(35,805)   $   45,913

Issuance of Series 1 Preferred Stock          -       28,133          -                 -           -        28,133

Conversion of Preferred Stock to
  Common Stock                           28,133      (28,133)         -                 -           -             -

Issuance of Common Stock                    274            -          -                 -           -           274

Compensation expense                          -            -        341                 -           -           341

Foreign currency translation adjustments      -            -          -             3,514           -         3,514

Net Income                                    -            -          -                 -       2,176         2,176
                                      _________    _________  _________  ___________________ __________ ____________

Balance at June 30, 2002              $ 113,580    $       -  $   1,192       $      (792)   $(33,629)   $   80,351
                                      =========    =========  =========  =================== ========== ============

















   See accompanying Notes to Consolidated Financial Statements

               CAPITAL ENVIRONMENTAL RESOURCE INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (in thousands of U.S. dollars)
                           (unaudited)

                                                                                Six Months Ended
                                                                                     June 30
                                                                               __________________
                                                                                 2002      2001
                                                                               ________ _________
Cash flows from operating activities
  Net income (loss) for the period                                             $  2,176 $ (8,461)
  Adjustments to reconcile net income (loss) to net cash flows from operating activities -
    Depreciation and amortization                                                 4,261    4,950
    Deferred income taxes                                                          (232)     687
    Provision for losses related to sale of U.S. assets                               -    5,034
    Unrealized foreign exchange gain                                                  -     (286)
    Realized foreign exchange gain                                               (1,441)       -
    Amortization of deferred financing costs and miscellaneous costs              1,976      899
  Changes in operating assets and liabilities, net of effect of acquisitions and divestitures -
    Accounts receivable - trade, net                                             (2,273)    (459)
    Prepaid expenses and other current assets                                     1,377    1,125
    Accounts payable and accrued liabilities                                        820      538
    Income and other taxes                                                         (978)    (474)
                                                                              _________  _______
                                                                                  5,686    3,553
                                                                              _________  _______

Cash flows from investing activities
  Proceeds from sale of U.S. assets                                                   -   17,401
  Acquisition of businesses, net of cash acquired                               (22,427)       -
  Capital expenditures                                                           (3,204)  (1,193)
  Other                                                                             157      447
                                                                              _________  _______
                                                                                (25,474)  16,655
                                                                              _________  _______

Cash flows from financing activities
  Proceeds from issuance of long-term debt                                       47,933        -
  Principal payments on long-term debt                                          (54,577) (17,294)
  Repayment of capital lease liability                                             (802)  (1,384)
Net proceeds from issuance of preferred shares                                   28,133        -
Net proceeds from issuance of common shares                                         274        -
  Short-term bank indebtedness                                                        -     (595)
  Debt issuance costs                                                            (2,049)       -
                                                                              _________  _______
                                                                                 18,912  (19,273)
                                                                              _________  _______
Effect of exchange rate changes on cash and cash equivalents                        115       28
                                                                              _________  _______
Increase (decrease) in cash and cash equivalents                                   (761)     963
                                                                              _________  _______
Cash and cash equivalents at beginning of period                                  2,469        -
                                                                              _________  _______
Cash and cash equivalents at end of period                                    $   1,708  $   963
                                                                              _________  _______

SUPPLEMENTARY INFORMATION

  Other long-term liabilities assumed in acquisition                          $     896  $     -
                                                                              _________  _______
  Assets acquired under capital leases                                        $   2,104  $     -
                                                                              _________  _______
  Cash paid for interest                                                      $   1,829  $ 3,974
                                                                              _________  _______
  Cash paid for income taxes                                                  $     978  $   474
                                                                              _________  _______


  See accompanying Notes to Consolidated Financial Statements

               CAPITAL ENVIRONMENTAL RESOURCE INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE SIX MONTHS ENDED JUNE 30, 2002
     (In thousands of U.S. dollars unless otherwise stated)


1.   Basis of Presentation

      The accompanying unaudited condensed interim consolidated financial statements include the accounts of Capital Environmental Resource Inc. and its subsidiaries (the "Company") as of June 30, 2002 and for the three and six month periods ended June 30, 2002 and 2001. All significant intercompany transactions and balances have been eliminated.

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with those followed in the Company's annual consolidated financial statements for the year ended December 31, 2001, filed on Form 20-F, except as described in Note 2. Operating results for the three and six month periods ended June 30, 2002, are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

     The Company's consolidated balance sheet as of June 30, 2002, and the consolidated statements of operations and comprehensive income (loss), cash flows and stockholders' equity for the three and six months ended June 30, 2002 and 2001 are unaudited. In the opinion of management, such consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations, and cash flows for the periods presented. These consolidated financial statements should be read in conjunction with the Company's annual report for fiscal 2001 filed on Form 20-F.

2.   Adoption of New Accounting Standards

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets, including those meeting new recognition criteria under the Statement, will continue to be amortized over their estimated useful lives.

      The Company fully adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In the first quarter of 2002, the Company performed the first of the required impairment tests of goodwill based on the carrying values as of January 1, 2002. As a result of performing the test for potential impairment, the Company determined that no impairment existed as of January 1, 2002 and therefore, it was not necessary to write down any of its goodwill.

      Amortization of goodwill in the six months ended June 30, 2001 was $0.98 million. Had this accounting policy change been made retroactively, the Company's net loss for the six months ended June 30, 2001, adjusted for the non-amortization provisions of Statement No. 142, would have been $7.48 million. Basic and diluted loss per share for the period ended June 30, 2001, after adjusting for the non-amortization of goodwill, would have been $1.04 and $1.04, respectively.

     Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on the Company's financial statements and related disclosures.

3.   Acquisitions

     On February 6, 2002, the Company purchased all the outstanding shares of Waste Services Inc. ("WSI") and its subsidiaries for $25.5 million, $21.8 million of which was paid in cash at closing. The remainder of the purchase price ($3.7 million) is payable in September 2002 in the form of cash or, at the option of the Company, through the issuance of Common Shares based on an agreed price of $3.85 per Common Share. The additional consideration, which is non-interest bearing and has been discounted at a rate of 6.0%, is included in accrued liabilities (Note 9(c)). The Company also incurred acquisition costs of approximately $0.5 million in connection with the WSI acquisition.

     The WSI business consists of two solid waste collection companies and one landfill operating in the Ottawa and Brockville area of south eastern Ontario. The acquisition, which resulted in goodwill of $12.9 million; is expected to result in substantial synergies to the Company's existing facilities in the Ottawa area and also provides a secure disposal site for the Company. The Company also purchased an additional four solid waste collection companies during the first six months of 2002 for cash consideration of $2.5 million. The company also incurred acquisition costs of approximately $0.3 million in connection with these acquisitions.

     The operating results of the acquired businesses are included in the consolidated statements of operations from the dates of acquisition. The assets acquired and liabilities assumed were accounted for by the purchase method of accounting.

Details of the net assets acquired are as follows:

_________________________________________________________________
                                       WSI      Other     Total
_________________________________________________________________
   Working capital                  $ 1,278   $    20  $  1,298
   Property and equipment            15,709     1,286    16,995
   Customer contracts and lists       1,179       460     1,639
   Non-competition agreements            38       154       192
   Goodwill                          12,973       861    13,834
   Long-term liabilities               (896)        -     (896)
   Deferred tax liability            (4,362)        -   (4,362)
_________________________________________________________________
   Total                            $25,919   $ 2,781  $ 28,700
_________________________________________________________________

     The purchase prices have been allocated to the identified intangible assets acquired based on their estimated fair values at the dates of acquisition, with any residual amounts
allocated to  goodwill.   The  purchase  price allocations  are
considered preliminary   until  the  Company  is  no  longer
waiting   for information that it has arranged to obtain and that
is known to be available or obtainable. Although the time required obtaining the necessary information will vary with
circumstances  specific to   an  individual  acquisition,  the
allocation period for finalizing purchase price allocations generally does not exceed one year from the date of consummation of an acquisition.

     The following unaudited condensed pro forma consolidated statement of operations data shows the results of the Company's operations for the six months ended June 30, 2002 and 2001 as if the acquisitions had occurred at the beginning of the periods presented:

__________________________________________________________________
   (unaudited)                                  2002       2001
__________________________________________________________________
Statement of operations data
  Revenue                                   $  46,582   $  52,488
  Income (loss) from operations                 6,377      (1,352)
  Net income (loss)                             2,202      (8,362)

  Basic net income (loss) per common share       0.06       (0.45)
  Diluted net income (loss) per common share     0.06       (0.45)

  Pro forma weighted average number of shares
     Basic                                 35,031,163   18,517,381
     Diluted                               36,107,336   18,517,381
__________________________________________________________________

     These unaudited condensed pro forma consolidated results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of the beginning of the respective periods or the results of future operations of the Company. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions.

4.   Other Intangible Assets and Non-current Assets

     Other intangible assets and non-current assets, exclusive of goodwill, consist of the following as of June 30, 2002:

________________________________________________________________________
                                                  Accumulated   Net book
                                         Cost     amortization   value
________________________________________________________________________
Amortizable intangible assets
  Customer contracts and lists         $ 1,711       $   106    $  1,605
  Deferred financing costs               2,049             -       2,049
  Non-competition agreements and other   2,145         1,550         595
________________________________________________________________________
      Total                            $ 5,905       $ 1,656    $  4,249
________________________________________________________________________

     Customer   contracts  and  lists  are  amortized  over   the
estimated useful lives, averaging from 3 to 10 years.

     Amortization expense for the period ended June 30, 2002 was $1,705. Estimated future amortization per year for the next five fiscal years based on existing intangibles is as follows:

                    2002..............................$        584
                    2003..............................$     1,166
                    2004..............................$     1,122
                    2005..............................$        728
                    2006.............................$         644

5.   Long-term debt

      Long-term  debt  at  June 30, 2002 and  December  31,  2001 consists of the following:

__________________________________________________________________
                                               As at      As at
                                             June 30,  December 31,
                                               2002       2001
                                            (unaudited) (audited)
__________________________________________________________________
Senior debt                                 $  45,509    $ 50,803
Other subordinated promissory notes payable        66          63
Other long-term debt                            1,287         363
__________________________________________________________________
                                               46,862      51,229
Less:  current portion                             66         256
__________________________________________________________________
                                            $  46,796    $ 50,973
__________________________________________________________________

     The significant terms under the Company's former senior debt facility are fully described in Note 7 to the Company's annual consolidated financial statements for the year ended December 31, 2002 as filed on Form 20-F. As described therein, as at December 31, 2001 and continuing up to June 26, 2002, the Company was in breach of certain of its obligations under the senior debt facility.

     On June 27, 2002, the Company completed the refinancing of its existing senior debt facility by entering into a new Senior Secured Credit Facility (the "Senior Credit facility") with a syndicate of financial institutions, including Bank of America, the Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. The Senior Credit Facility is a revolving credit facility denominated in Canadian dollars, which provided for borrowings of up to C$92.0 million at closing. Assuming that the Company can locate additional lenders, the Senior Credit Facility can be increased by a further C$54.0 million prior to December 31, 2003 (see Note 9(a)).

     Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003. Based upon the current commitment of C$116.0 million, the facility will decline to C$58.0 million by April 1, 2005. The Senior Credit Facility terminates on June 30, 2005. In addition to scheduled reductions, the Company is required to prepay and reduce the available credit with the proceeds of asset sales and issuances of debt, in each case subject to certain exceptions.

     The Senior Credit Facility may be used for general corporate purposes, including, working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants and restrictions regarding, among other things, limitations on capital expenditures, dividends, stock redemptions and investments. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime).

6.   Contingencies

     a)   Environmental risks

     The Company is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors.

     Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As at the date of these consolidated financial statements, the Company is not aware of any such environmental liabilities that would be material to the Company's operations or financial condition.

     b)   Legal proceedings

     In  the  normal course of the Company's business  and  as  a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by it. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which it operates.

     In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. However, there are no current proceedings or litigation involving the Company that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

7.   Capital Stock

     a)   Changes in Capital Stock:

     Common and Preferred Stock

     On February 6, 2002, the Company completed the sale to certain investors, including some of the Company's directors and officers, of 11,320,754 Series 1 Preferred Shares at a price of $2.65 per share, resulting in net proceeds to the Company of approximately $28.1 million. Included in costs of the financing were fees of $1.3 million paid to a company which is an affiliate of a director for financial advisory services.

     The  Series 1 Preferred Shares were non-voting and were  not entitled to receive any dividends declared by the Company. The Series 1 Preferred Shares were automatically convertible into fully paid and non-assessable Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of the Common shareholders. On March 27, 2002, the shareholders approved the conversion of the outstanding preferred shares and effective as of April 1, 2002, all outstanding Series I Preferred Shares were converted into Common Shares. During the period ended June 30, 2002, 163,767 additional Common Shares were issued in exchange for cash consideration of $274 and the cancellation of warrants and options.

     Details of common stock for the periods presented are as follows:

_________________________________________________________________
                                June 30,           December 31,
                                  2002                 2001
                            Shares    Amount     Shares    Amount
_________________________________________________________________
Common Stock            35,181,148   $113,580 23,696,627 $ 85,173
_________________________________________________________________

     b)    Stock purchase options and warrants

     Details  of warrants and non-employee stock purchase options outstanding at June 30, 2002 and December 31, 2001, as more fully
described   in   the  Company's  annual  consolidated   financial
statements filed on Form 20-F, are as follows:

_____________________________________________________________________________
                                                June 30,       December 31,
                                                 2002             2001
                                           Shares   Amount   Shares   Amount
                                         _________ _______  _________ ______
Warrants issued to acquire common stock  1,200,000 $ 1,597  1,200,000 $1,597

Options issued to acquire common stock     100,000 $   165    100,000 $  165
                                         _________ _______  _________ ______
                                                     1,762             1,762
Less unearned compensation                            (570)             (911)
                                                   _______            ______
                                                   $ 1,192            $  851
_____________________________________________________________________________

     In 1997, the Company also issued 123,084 warrants to certain founding stockholders at an exercise price of C$0.007 per share expiring July 15, 2002. During the three months ended June 30, 2002, 92,226 of these warrants were exercised and 86 were cancelled.

     c)   Employee and director stock option plans and option grants

     Details of the Company's 1997 and 1999 Stock Option Plans are described in the Company's annual consolidated financial statements filed in Form 20-F.

       The Company's outstanding options are denominated in Canadian and U.S. dollars. During the six months ended June 30, 2002, options to purchase 708,000 Common Shares were granted. These options have exercise prices ranging from C$5.24 to C$9.38. A total of 71,541 options were exercised in the period and 99,232 options were terminated. As at June 30, 2002 the aggregate options outstanding entitled holders to purchase 2,408,940 Common Shares at prices ranging from C$4.05 to C$18.05 for the Canadian dollar denominated options and $2.44 to $14.50 for the U.S. dollar denominated options.

     As permitted by the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company applies APB25 in accounting for options to acquire Common Shares. As a result, no compensation cost has been recognized as options have been granted with exercise prices at fair market value on the date of grant.

8.   Net Income (Loss) Per Share Information

     The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income (loss) per share for the six months ended June
30,  2002 and 2001:

__________________________________________________________________________
Six Months Ended June 30                               2002        2001
__________________________________________________________________________
Numerator
 Net income (loss)                                 $    2,176   $  (8,461)
__________________________________________________________________________
Denominator
 Weighted average shares outstanding - basic       29,652,241   7,196,627
 Dilutive effect of stock options, warrants and
  outstanding preferred shares                      4,140,908           -
__________________________________________________________________________
Weighted average shares outstanding - diluted      33,793,149   7,196,627
__________________________________________________________________________
Basic income (loss) per share                      $     0.07   $   (1.18)
Diluted income (loss) per share                    $     0.06   $   (1.18)
__________________________________________________________________________

     The calculation of basic weighted average number of shares outstanding gives effect to the conversion of the Series I
Preferred Shares as of March 27, 2002.

     The diluted earnings per share calculation for the six months ended June 30, 2001 excludes the conversion of stock options and warrants issued because the impact would have been anti-dilutive.

9.   Subsequent Events

     a)   Expansion to Senior Credit Facility

      On July 31, 2002, the Toronto-Dominion Bank joined the Senior Credit Facility, increasing the total commitment to C$116.0 million. Assuming that the Company can locate additional lenders, the Senior Credit Facility can be increased by a further C$30.0 million prior to December 31, 2003.

     b)   Acquisitions

     On   August  30,  2002,  the  Company  purchased  a  hauling
operation  in  Western  Canada for  cash  consideration  of  $1.7 million.

     c)   WSI additional payment

     In  September 2002, the Company elected to pay the  deferred
purchase  price for the acquisition of WSI (Note 3) in cash.   As
of the date of this Report, approximately $3.0 million has been paid.

MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION  AND
RESULTS OF OPERATIONS
_________________________________________________________________

      The following discussion should be read in conjunction with the unaudited consolidated financial statements and notes thereto included elsewhere herein.

Results of Operations for the Three and Six Months Ended June 30,
2002 and 2001

Operating and Financial Review

Overview

       Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services. The Company was founded in May 1997 and began operations in June 1997 when it acquired selected solid waste assets and operations in Canada from Canadian Waste Services Inc. and its parent, USA Waste Services Inc.

     From the time of commencing operations to June 30, 2002, the Company acquired 40 solid waste services businesses in Canada, including 45 collection operations, 13 transfer stations, two landfills, seven recycling processing facilities and a contract to operate two landfills and one transfer station. Between May 1997 and May 2000, the Company acquired nine solid waste services businesses in the United States, all of which were sold in the first and second quarters of 2001.

      Prior to the disposal of the U.S. operations, the Company operated in two geographic segments, Canada and the United States. Since that date, the Company has one reporting segment that being the waste collection and disposal business in Canada.

Recent Developments

Equity issuance

     On February 6, 2002, the Company completed the sale of 11,320,754 shares of Series 1 Preferred stock to certain investors, including some of the Company's directors and officers, at a price of $2.65 per share, resulting in gross proceeds to the Company of approximately $30.0 million. Net proceeds after transaction cost of $1.9 million were $28.1 million.

     The  Series 1 Preferred Shares were non-voting and were  not entitled to receive any dividends declared by the Company. The Series 1 Preferred Shares were automatically convertible into fully paid and non-assessable Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of the Common shareholders. On March 27, 2002 the shareholders approved the conversion of the outstanding preferred shares and effective as of April 1, 2002, all outstanding Series I Preferred Shares were converted into Common Shares.

Acquisitions

     On February 6, 2002, the Company purchased all of the outstanding shares of Waste Services Inc. ("WSI") and its subsidiaries for $25.5 million, $21.8 million of which was paid in cash at closing. The remainder of the purchase price ($3.7 million) was payable in September 2002 in the form of cash or, at the option of the Company, through the issuance of Common Shares based on an agreed price of $3.85 per Common Share. The additional consideration, which was non-interest bearing and was discounted at a rate of 6.0%, is included in accrued liabilities. The Company also incurred acquisition costs of approximately $0.5 million in connection with the WSI acquisition. In September 2002, the Company elected to pay the remainder of the purchase price in cash. To date, approximately $3.0 million has been paid.

     As part of the WSI acquisition, the Company acquired a landfill located on the East side of Ottawa in Ontario. The landfill consists of 79 acres zoned for waste disposal and another 21 acres of contiguous land that is suitable for future expansion. The 79 acre landfill is permitted to accept up to
234,750 tonnes per year of dry waste for disposal. It is estimated that the 79 acre site has capacity for 1.6 million cubic meters and the Company estimates that it has at least 12 years of remaining airspace in the current 79 acre parcel. WSI also has collection operations in the Ottawa area and a collection operation and transfer facility in Brockville, Ontario.

     During the six months ended June 30, 2002, the Company purchased four solid waste collection companies for cash consideration of $2.5 million. Two of the acquired companies are located in the province of Alberta and one each in the provinces of British Columbia and Ontario. All of the acquired companies were merged with existing operations.

New senior credit facility

     On June 27 2002, the Company completed the refinancing of its then existing senior debt facility by entering into a new Senior Credit Facility. The new Senior Credit Facility is a revolving credit facility denominated in Canadian dollars, which provided for borrowings of up to $92.0 million at closing. Proceeds from the new Senior Credit Facility were used to repay the previous senior credit facility of the Company.

     On July 31, 2002, the Toronto-Dominion Bank joined the Senior Credit Facility, increasing the total commitment to C$116.0 million. Assuming that the Company can locate additional lenders, the Senior Credit Facility can be increased by a further C$30.0 million prior to December 31, 2003.

     Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003. Based upon the current commitment of C$116.0 million, the facility will decline to C$58.0 million by April 1, 2005. The Senior Credit Facility terminates on June 30, 2005. In addition to scheduled reductions, the Company is required to prepay and reduce the available credit with the proceeds of asset sales and issuances of debt, in each case subject to certain exceptions.

     The Senior Credit Facility may be used for general corporate purposes, including, working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants and restrictions regarding, among other things, limitations on capital expenditures, dividends, stock redemptions and investments. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime). The fixed margins range from 2.75% to 3.75% for Canadian Eurodollar rate loans and 1.25% to 2.25% for prime rate loans. Within the ranges, the fixed margin is based on the Company's leverage ratio.

Operating  Results for the Three Months Ended June 30,  2002  and
2001

      The  following  table sets forth items in the  Consolidated
Statement of Operations as a percentage of revenues and the percentage changes in dollar amounts of these items compared to the previous years.

______________________________________________________________________________
                                                  Percentage of      % Dollar
                                                     Revenue          Change
______________________________________________________________________________
                                                                       2002
                                                                       Over
Three Months Ended June 30                      2002         2001      2001
______________________________________________________________________________
Revenues                                       100.0%       100.0%     7.3%
Cost of operations                              62.3         68.6     (2.7)
Selling, general and administrative expenses    17.0         15.1     21.1
Depreciation and amortization expenses           9.5          9.4      8.3
Costs and provision for losses related to sale     -          7.4        -
  of U.S. assets
Foreign exchange gain                           (5.8)        (6.0)     3.0
______________________________________________________________________________
Income (loss) from operations                   17.0          5.5    232.2
Interest and financing expense                   7.7         10.2    (19.0)
______________________________________________________________________________
Income (loss) before income taxes                9.3         (4.7)       -
Income tax provision                             2.0            -        -
______________________________________________________________________________
Net income (loss)                                7.3%        (4.7)%      -%
______________________________________________________________________________

Revenue

      The sources of revenue and percentage growth rates are as follows: ($thousands)

________________________________________________________________________________
                                                                       % Growth
                                                                         Rates
                                                                          2002
                                                                          over
Three months ended June 30                   2002             2001        2001
________________________________________________________________________________
Commercial and industrial collection   $ 15,437  60.8%  $ 13,683  57.8%  12.8%
Residential collection                    4,505  17.7      4,442  18.8    1.4
Transfer station and landfill             4,050  15.9      2,830  11.9   43.1
Commercial and residential recycling        993   3.9        908   3.8    9.4
Contract management and other
 specialized services                       427   1.7      1,830   7.7  (76.7)
______________________________________________________________________
                                       $ 25,412 100.0%  $ 23,693 100.0%   7.3%
________________________________________________________________________________


                                 - 1 9 -




      Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

_________________________________________________________________
Three Months Ended June 30                    2002       2001
_________________________________________________________________
     Price                                    2.6%       0.2%
     Volume                                  (0.5)      (2.4)
     Acquisitions, net of divestitures        5.8      (17.2)
     Foreign currency translation            (0.6)      (3.1)
     Other                                      -       (0.2)
_________________________________________________________________
     Total                                    7.3%     (22.7)%
_________________________________________________________________

      Revenue for the three months ended June 30, 2002 was $25.4 million compared to $23.7 million for the three months ended June 30, 2001. The 7.3% increase was primarily a result of revenue contributed by the WSI and other acquisitions ($2.9 million of which $2.6 million is attributable to WSI), partially offset by a decrease in revenue of $1.5 million due to the sale of the U.S. operations. In addition, price increases of $0.6 million more than compensated for the negative volume growth and the negative impact of the depreciation in the value of the Canadian dollar in relation to the U.S. dollar.

Cost of operations

       Cost of operations includes labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state and provincial taxes. Cost of operations for the three months ended June 30, 2002 was $15.8 million compared to $16.3 million for the three months ended June 30, 2001.

     Cost of operations as a percentage of revenue decreased to 62.3% for the three months ended June 30, 2002, from 68.6% for the three months ended June 30, 2001. Operating costs in total and as a percentage of revenue decreased as lower margin U.S. operations were eliminated and higher margin landfill operations were added with the purchase of WSI. Cost of operations in the three months ended June 30, 2002, also benefited from release of a $0.1 million hold back payment that had previously been provided for in conjunction with the sale of the U.S. assets in 2001.

Selling, general and administrative expenses

       Selling, general and administrative ("SG&A") expenses include management, sales, clerical, financial, accounting, administrative, overhead and professional services costs. SG&A expenses for the three months ended June 30, 2002 were $4.3 million compared to $3.6 million for the three months ended June 30, 2001. After eliminating the impact of costs associated with meeting financing requirements under the Company's senior credit facility of $0.3 million in 2001, SG&A increased by $1.0 million in the three months ended June 30, 2002 as compared to the three months ended June 30, 2001.

     SG&A increased as a percentage of revenue to 17% in the three months ended June 30, 2002 from 15.1% in the three months ended June 30, 2001. The increase in expenditures and the increase as a percentage of revenue resulted from increases in management, sales and administrative personnel and related costs associated with implementing the Company's growth strategy.

Depreciation and amortization expense

      Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, depletion of landfill site costs on a unit of consumption basis, the amortization of other intangible assets over the appropriate time periods and, prior to January 1, 2002, the amortization of goodwill over 40 years. The Company has accounted for all business acquisitions since inception using purchase accounting, which has resulted in significant amounts of goodwill being included on the balance sheet.

     Depreciation and amortization expense was $2.4 million for the three months ended June 30, 2002 compared to $2.2 million for the three months ended June 30, 2001. This represents an increase of 8.3%. As a percentage of revenue, depreciation and amortization expense increased 0.1% from 9.4% for the three months ended June 30, 2001 to 9.5% for the three months ended June 30, 2002. The increases both in absolute terms and as a percentage of revenue were the result of depletion of the newly acquired WSI landfill, depreciation on new capital expenditures and amortization of customer contracts and lists. These factors more than compensated for the $0.4 million reduction in goodwill amortization between 2002 and 2001 as a result of the Company's adoption of SFAS No. 142.

Foreign exchange

      In the three months ended June 30, 2002, the Company recorded a $1.5 million realized foreign exchange gain primarily related to translation of U.S. dollar denominated debt resident in Canada when the debt was repaid on June 27, 2002 in connection with the refinancing of the Company's senior credit facility.

     In the three months ended June 30, 2001, the Company recorded a $1.4 million non-cash unrealized foreign exchange gain primarily related to translation of U.S. dollar denominated debt held in the Canadian operations. Prior to December 2000, the Company had hedged a significant portion of its U.S. dollar debt by swapping it into Canadian dollars and consequently was not exposed to foreign exchange rate fluctuations on its Canadian borrowings. In conjunction with the amendment to the Company's senior credit facility in December 2000, the swaps were terminated. Consequently, the improvement in the value of the Canadian dollar compared to the U.S. dollar during the three months ended June 30, 2001 resulted in a significant unrealized gain on translation of the U.S. debt.

Interest and financing expense

      In the three months ended June 30, 2002, interest and financing expense decreased 19.0% to approximately $2.0 million from approximately $2.4 million for the comparable period in 2001. The decrease over the prior year was primarily a result of a decrease in the average amount of debt outstanding. This was offset to an extent by an increase in the weighted average interest expense from 10.7% in the three months ended June 30,

2001 to 14.7% in the three months ended June 30, 2002. The increase in weighted average interest expense was the result of an increase in the amortization of deferred financing costs to $0.8 million in the three months ended June 30, 2002 compared to $0.4 million for the comparable period in 2001. The increase in amortization of deferred financing costs was the result of the decrease in the amortization period resulting from repayment of the original credit facility earlier than had originally been intended. Eliminating the deferred financing charge amortization reduces the weighted average interest expense to 8.7% in the three months ended June 30, 2002 and to 8.9% in the three months ended June 30, 2001

Income taxes

      Income taxes for the three months ended June 30, 2002, consist of income tax related to earnings of the WSI group of companies (which are currently subsidiaries of Capital Environmental and as such are not able to utilize Capital's tax loss carry-forwards) and the large business corporation tax. In 2001, the Company's losses did not generate any income tax benefit as the Company established valuation allowances for deferred tax assets.

Operating Results for the Six Months Ended June 30, 2002 and 2001

      The  following  table sets forth items in the  Consolidated
Statement of Operations as a percentage of revenues and the percentage changes in the dollar amounts of these items compared to the comparable period in the previous year.

________________________________________________________________________________
                                                    Percentage of       % Dollar
                                                       Revenue           Change
________________________________________________________________________________
                                                                          2002
                                                                          Over
Six Months Ended June 30                           2002        2001       2001
________________________________________________________________________________
Revenues                                          100.0%      100.0%     (8.6)%
Cost of operations                                 62.8        68.1     (15.8)
Selling, general and administrative expense        17.2        16.1      (2.4)
Depreciation and amortization expense               9.4        10.0     (13.9)
Costs and provision for losses related to sale
  of U.S. assets                                      -        10.2         -
Foreign exchange gain                              (3.2)       (0.6)    403.8
________________________________________________________________________________
Income (loss) from operations                      13.8        (3.8)        -
Interest and financing expense                      7.4        11.9     (43.2)
________________________________________________________________________________
Income (loss) before income taxes                   6.4       (15.7)        -
Income tax provision                                1.6         1.4       6.3
________________________________________________________________________________
Net income (loss)                                   4.8%      (17.1)%       -%
________________________________________________________________________________

Revenue

      The  sources  of revenue and growth rates are  as  follows:
($thousands)

____________________________________________________________________________________
                                                                           % Growth
                                                                             Rates
                                                                             2002
                                                                             over
Six Months ended June 30                      2002              2001         2001
____________________________________________________________________________________
Commercial and industrial collection     $27,943  61.7%    $28,561   57.7%  (2.2)%
Residential collection                     8,419  18.6      10,738   21.7  (21.6)
Transfer station and landfill              6,324  14.0       4,939   10.0   28.0
Commercial and residential recycling       1,739   3.8       1,755    3.5   (0.9)
Contract management and other specialized
 services                                    842   1.9       3,538    7.1  (76.2)
___________________________________________________________________________________
Total                                    $45,267 100.0%    $49,531  100.0%  (8.6)%
___________________________________________________________________________________

      Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

_________________________________________________________________
Six Months ended June 30                       2002     2001
_________________________________________________________________
     Price                                      2.0%    0.5%
     Volume                                    (1.6)   (2.5)
     Acquisitions, net of divestitures         (7.0)   (7.8)
     Foreign currency translation              (2.0)   (3.4)
     Other                                        -      0.1
_________________________________________________________________
     Total                                     (8.6)%  (13.1)%
_________________________________________________________________

      Revenue decreased from $49.5 million for the six months ended June 30, 2001 to $45.3 million for the six months ended June 30, 2002. The $4.2 million decrease resulted from the sale of the U.S. operations, which contributed $7.7 million to revenue in the six months ending June 30, 2001. After adjusting for the sale of the U.S. operations, revenue increased by $3.5 million. This increase resulted primarily from acquisitions and price increases (which contributed $4.2 and $1.0 million to revenue, respectively) offset in part by a $1.0 million reduction in revenue when Canadian results were translated into U.S. dollars. The positive impact of acquisitions and price increases was also offset in part by a decrease in volume due to the loss of a national brokerage customer, a reduction in compactor sales, the loss of two residential contracts, and a decrease in temporary roll off business in one of the Company's heavily industrialized markets.

Cost of operations

     Cost of operations includes labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state and provincial taxes. Cost of operations for the six months ended June 30, 2002 was $28.4 million compared to $33.7 million for the six months ended June 30, 2001.

     Cost of operations as a percentage of revenue decreased to 62.7% for the six months ended June 30, 2002 from 68.1% for the six months ended June 30, 2001. Operating costs in total and as a percentage of revenue decreased as lower margin U.S. operations were eliminated and higher margin landfill operations were added with the purchase of WSI. Cost of operations in the three months ended June 30, 2002, also benefited from release of a $0.1 million hold back payment that had previously been provided for in conjunction with the sale of the U.S. assets in 2001.

Selling, general and administrative expenses

       Selling, general and administrative ("SG&A") expenses include management, sales, clerical, financial, accounting, administrative, overhead and professional services costs. SG&A expenses for the six months ended June 30, 2002 were $7.8 million compared to $8.0 million for the six months ended June 30, 2001. After eliminating the impact of costs associated with meeting financing requirements under the Company's senior credit facility of $1.0 million in 2001, SG&A increased by $0.8 million in the six months ended June 30, 2002 as compared to the six months ended June 30, 2001.

     SG&A increased as a percentage of revenue to 17.2% in the six months ended June 30, 2002 from 16.1% in the six months ended June 30, 2001. The increase in expenditures and the increase as a percentage of revenue resulted from increases in management, sales and administrative personnel and related costs associated with implementing the Company's growth strategy.

Depreciation and amortization expense

      Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, depletion of landfill site costs on a unit of consumption basis, the amortization of other intangible assets over the appropriate time periods and, prior to January 1, 2002, the amortization of goodwill over 40 years. The Company has accounted for all business acquisitions since inception using purchase accounting, which has resulted in significant amounts of goodwill being included on the balance sheet.

     Depreciation and amortization expense was $4.2 million for the six months ended June 30, 2002 compared to $5.0 million for the six months ended June 30, 2001. This represents a decrease of 13.9%. As a percentage of revenue, depreciation and amortization expense decreased from 10% for the six months ended June 30, 2001 to 9.5% for the six months ended June 30, 2001. The decrease (both in absolute terms and as a percentage of revenue) resulted from a $0.98 million reduction in goodwill amortization between 2002 and 2001 as a result of the Company's adoption of SFAS No. 142, as well as the impact of the disposal of the U.S. operations, offset in part by depletion of the newly acquired WSI landfill, depreciation on new capital expenditures and amortization of customer contracts and lists.

Foreign exchange

     In the six months ended June 30, 2002, the Company recorded a $1.4 million dollar realized foreign exchange gain primarily related to translation of U.S. dollar denominated debt resident in Canada when the debt was repaid on June 27, 2002 in connection with refinancing of the Company's senior credit facility.

     In the six months ended June 30, 2001, the Company recorded a $0.3 million non-cash unrealized foreign exchange gain primarily related to translation of U.S. dollar denominated debt held in the Canadian operations. Prior to December 2000, the Company had hedged a significant portion of its U.S. dollar debt by swapping it into Canadian dollars and consequently was not exposed to foreign exchange rate fluctuations on its Canadian borrowings. In conjunction with the amendment to the Company's senior debt facility in December 2000, the swaps were terminated. Consequently the strength of the Canadian dollar in the first six months of 2001 resulted in a significant unrealized gain on translation of the U.S. debt.

Interest and financing expense

      In the six months ended June 30, 2002, interest expense decreased 43.2% to $3.4 million from $5.9 million for the six months ended June 30, 2001. The overall decrease in interest expense over the prior year was primarily a result of a decrease in the average level of outstanding debt. The weighted average interest rate on total debt for the six months ended June 30, 2002 was 13%, compared to 12.8% in the similar period in 2001. The weighted average interest calculation was impacted by the amortization of deferred financing costs which increased to $1.4 million in the six months ended June 30, 2002 compared to $0.8 million for the same period in 2001. The increase in amortization of deferred financing costs was the result of the decrease in the amortization period resulting from repayment of the original credit facility earlier than had originally been intended. Eliminating the deferred financing charge amortization reduces the weighted average interest expense to 7.6% in the six months ended June 30, 2002 and to 11.1% in the three months ended June 30, 2001

Income Taxes

The income taxes for the six months ended June 30, 2002 consist of income tax related to the earnings of the WSI group of companies (which are currently subsidiaries of Capital Environmental and as such are not able to utilize Capital's tax loss carry-forwards) and the large business corporation tax. In the six months ended June 30, 2001 income taxes consisted of the reversal of deferred taxes in the U.S. operations. Losses during 2001 did not generate any income tax benefit as the Company established valuation allowances for deferred tax assets.

Financial Condition

      As of June 30, 2002 and December 31, 2001 the Company's capital structure consisted of: ($ thousands)

____________________________________________________________________________
                              June 30,      December 31,
                                2002            2001             Change
____________________________________________________________________________
Long-term debt            $ 46,862  35.8% $ 51,229  51.6%  $ (4,367)  (8.5)%
Capital lease obligations    3,599   2.8     2,139   2.2      1,460   68.3
Stockholders' equity        80,351  61.4    45,913  46.2     34,438   75.0
____________________________________________________________________________
                          $130,812 100.0% $ 99,281 100.0%  $ 31,531   31.8%
____________________________________________________________________________

     The $4.4 million decrease in long-term debt at June 30, 2002 compared to December 31, 2001 is primarily a result of $6.6 million of net repayments of debt partially offset by a foreign exchange impact on translation. The $34.4 million increase in stockholders' equity is primarily the result of net proceeds from the issuance of preferred shares (which were later converted to common shares) of $28.1 million, net income of $2.2 million and the foreign currency translation adjustment of $3.5 million.

Liquidity and Capital Resources

      The Company's capital requirements include working capital and fixed asset replacement. In addition, the Company may need capital to finance future acquisitions and integration of acquired businesses. The Company plans to meet its capital needs through various sources, including internally generated funds, borrowings under its new Senior Credit Facility and, if necessary, additional debt or equity financings. The Company believes that its internally generated funds, along with borrowings under its Senior Credit Facility, will be sufficient to finance its working capital requirements for the foreseeable future. As of June 30, 2002, working capital was $0.3 million. The Company generally applies the cash generated from its operations that remains available after satisfying working capital and capital expenditure requirements to reduce indebtedness under its Senior Credit Facility.

     For the six months ended June 30, 2002, net cash provided by operations was $5.7 million, compared to $3.6 million in the six months ended June 30, 2001. This $2.1 million increase was primarily due to improved profitability as lower margin U.S. operations were eliminated and higher margin landfill operations were added. This improvement in profitability was partially offset by an increase in accounts receivable.

      For the six months ended June 30, 2002, net cash used in investing activities was $25.5 million, compared to cash generated of $16.7 million in the six months ended June 30, 2001. The use of cash in 2002 was the result of WSI and other acquisitions and capital expenditures. The cash generated in 2001 resulted from the sale of the U.S. assets.

     For the six months ended June 30, 2002, net cash provided by financing activities was $19.0 million compared to net usage of $19.3 million in 2001. Of the $38.3 million increase, $28.4 million  was  from  the issuance of shares  in  2002,  and  $11.3 million resulted from decreased net debt repayments in 2002, partially offset by an additional $2.0 million in debt issuance costs related to the new Senior Credit Facility.

      As of June 26, 2002, the Company was not in compliance with all covenants under its senior debt facility. See "Defaults Upon Senior Securities". However, on June 27, 2002, the Company entered into a new three year $61.0 million (C$92.0 million)
Senior Credit Facility with a group of banks led by Bank of America and Canadian Imperial Bank of Commerce and repaid all amounts outstanding under its pre-existing senior credit facility. On July 31, 2002 the facility was increased to C$116.0 million. Assuming that the Company can locate additional lenders, the facility can be increased by a further C$30 million prior to December 31, 2003. The new facility is subject to quarterly commitment reductions beginning in January 1, 2004, as described more fully below, and is collateralized by substantially all of the Company's assets. In addition to scheduled commitment reductions, the Company is required to prepay and reduce the available credit with the proceeds of any asset sales or issuances of debt, in each case subject to certain exceptions. Interest rates under the new facility are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime rate).

As of June 30, 2002, the Company had utilized approximately C$79.2 million of the C$92.0 million available under the Senior Credit Facility, consisting of C$69.0 million of Canadian dollar loans bearing interest at 6.2%, and outstanding letters of credit of C$10.2 million. At June 30, 2002, the Company had C$12.8 million of availability under its Senior Credit Facility, subject to the covenants and restrictions contained therein. In the second quarter of 2002, the Company recorded a $1.5 million realised foreign exchange gain primarily related to the translation of United States dollar denominated debt resident in Canada which was repaid on June 27, 2002 in connection with the refinancing of the Company's senior credit facility.

     The Senior Credit Facility subjects the Company to various financial covenants and restrictions relating to, among other things, minimum net worth levels, specified fixed charge coverage ratios, maximum leverage ratios, minimum levels of earnings before interest, taxes, depreciation and amortization, limits on capital expenditures and indebtedness, lender approval of certain acquisitions and dispositions and limits on operating leases. Additionally, while the Senior Credit Facility is in place, the Company is not permitted to pay cash dividends on its capital stock. These covenants and restrictions could limit the manner in which the Company conducts its operations and could adversely affect its ability to raise capital. Any failure by the Company to comply with these covenants and restrictions will, unless waived by the lenders, result in an inability to borrow under the credit facility and/or an immediate obligation to repay all amounts outstanding. In such event, the Company would be required to refinance its debt or obtain capital from other sources such as subordinated debt, equity issuances, or sales of assets so that the Company could meet its repayment obligations, which may not be possible.

     Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003, as set forth below:

_________________________________________________________________
           Repayment         Percent Reduction of Commitment
             Date            Amount as of December 31, 2003
_________________________________________________________________
         January 1, 2004                   5.0%
         April 1, 2004                     8.0%
         July 1, 2004                      8.0%
         October 1, 2004                   8.0%
         January 1, 2005                  10.0%
         April 1, 2005                    11.0%
         June 30, 2005                    50.0%
_________________________________________________________________

      Proceeds of the loans under the Senior Credit Facility are to be used for general corporate purposes including capital expenditures, ongoing working capital requirements, and permitted acquisitions.

Trend Information

Seasonality

      The Company expects the results of operations to vary seasonally, with revenues typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. The seasonality is attributable to a number of factors. First, less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity. Second, certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Also, during the summer months, there are more tourists and part-time residents in some of the service areas in Ontario, resulting in more residential and commercial collection. Consequently, the Company expects operating income to be generally lower during the winter.

Inflation and prevailing economic conditions

      To date, inflation has not had a significant effect on the Company's operations. Consistent with industry practice, many of the Company's contracts provide for a pass-through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company believes, therefore, that it should be able to implement price increases to offset many cost increases resulting from inflation. However, competitive pressures may require the Company to absorb at least part of these cost increases, particularly during periods of high inflation.

 Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations.

     Exposure to exchange rate fluctuations are due to translation of the Company's Canadian balance sheet and income statement into United States dollars, the Company's reporting currency, and due to translation of United States dollar debt held in the Canadian operations into its Canadian dollar equivalent. On June 27, 2002, the Company repaid its former senior debt facility, a portion of which was in U.S. dollars. Borrowings under the new Senior Credit Facility are all in
Canadian dollars, consequently the Company has no further significant exposure to realized gains or losses with respect to debt denominated in U.S. dollars.

      As of June 30, 2002, the Company had C$24.7 million of interest rate caps in place at a blended rate of 7.0% expiring
April 2003.

PART II   OTHER INFORMATION
_________________________________________________________________

Legal Proceedings

      In the normal course of the Company's business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by the Company. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates. In addition, the Company may become party to various lawsuits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a solid waste management business. As of the date of this Report, the Company does not believe that there is any current proceeding or litigation involving the Company that will have a material adverse impact on its business, financial condition, results of operations or cash flows.

Changes in Securities and Use of Proceeds

Material modifications to the rights of security holders

      On January 23, 2002, the Company by Articles of Amendment created a series of Preferred Shares consisting of an unlimited number of shares designated as Series I Preferred Shares. The Series I Preferred Shares were non-voting, non-cumulative, pre-emptive, redeemable, retractable and convertible. The Series I Preferred Shares were automatically convertible into Common Shares on the basis of one Common Share for each Series I Preferred Share held, such conversion to be effected by, and only by, approval of the conversion by ordinary resolution of the holders of the Common Shares. On March 27, 2002, the shareholders of the Company approved the conversion of the preferred shares and effective as of April 1, 2002, all Series 1 Preferred Shares were automatically converted into 11,320,754 Common Shares of the Company following the approval of the common shareholders.

Defaults Upon Senior Securities

     In April 2002, the lenders under the Company's then existing senior debt facility notified the Company that the Company's failure to provide the lenders with December 31, 2001 annual audited financial statements by March 31, 2002 and its breach of the interest coverage ratio covenant in the facility as at December 31, 2001 had resulted in a default under the facility. On June 3, 2002, the lenders further notified the Company that the Company was in default under the debt facility for failure to deliver a binding commitment letter to refinance the facility prior to May 31, 2002.

      However, in June 2002, the Company entered into a new three-year $61.0 million (C$92.0 million) Senior Credit Facility and repaid all amounts outstanding under the then existing senior debt facility, thereby eliminating the defaults described above. On July 31, 2002, the new facility was increased to C$116.0 million. The facility can be expanded by a further C$30.0 million prior to December 31, 2003 if any of the existing banks desire to increase their participation or any additional banks wish to join the facility. The new Senior Credit Facility, which is subject to quarterly commitment reductions beginning January 2004, is collateralized by substantially all of the Company's assets and subjects the Company to a number of financial and operational covenants and restrictions. See "Liquidity and Capital Resources".

                           SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


               CAPITAL ENVIRONMENTAL RESOURCE INC.
                          (Registrant)


By:


/s/ David Sutherland-Yoest                  Chairman of the Board
__________________________      and Chief Executive Officer
David Sutherland-Yoest




/s/ David J. Feals                                    Chief Financial Officer
__________________________      (principal financial officer)
David J. Feals




                     Date: October 18, 2002